SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)1
Pharmos Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
717139307

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 7 pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	717139307	Page	2	of	7

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-OO-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,618,097

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		352,178

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,618,097

WITH	10	SHARED DISPOSITIVE POWER

		352,178

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,970,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

     INTRODUCTION
               This constitutes Amendment No. 6 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 3, 2006, as amended (the “Statement”), relating to the common stock, par value $0.03 per share (the “Shares”) of Pharmos Corporation (the “Company”). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
          Mr. Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A., the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.
          Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,323,448.12.
          All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $24,500.00. The Convertible Debenture (as defined below) was purchased with personal funds generated and held by Mr. Miller. The purchase price for the Convertible Debenture purchased by Mr. Miller on his own behalf was $1,000,000.00.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
          As previously reported on Amendment No. 4 to the Statement, dated November 8, 2006, Mr. Miller was elected to the Company’s board of directors on October 25, 2006. Mr. Miller is still currently a director of the Company’s board. Mr. Miller is filing this Amendment to report that on January 3, 2008, Mr. Miller entered into a Securities Purchase Agreement (the “SPA”), dated as of even date therewith, with the Company and certain other investors set forth therein. In connection with the SPA, the Company issued to Mr. Miller a 10% Convertible Debenture due November 2012 in the outstanding principal amount of $1,000,000 (the “Convertible

Debenture”). In connection with the SPA and the Convertible Debenture, the Company entered into a Registration Rights Agreement with the investors party to the SPA.
          The Convertible Debenture matures on the earlier of November 1, 2012 or the sale of the Company. In addition, the Convertible Debenture, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. Starting on November 1, 2009 (or earlier upon the sale of the Company), the Convertible Debenture may be converted at the option of Mr. Miller into Shares, at a fixed conversion price equal to $0.70 per share. The Convertible Debenture bears interest at the rate of 10% per annum, payable semi-annually either in cash or common stock of the Company at the option of the Company. The Registration Rights Agreement provides that the Company will, subject to the terms thereof, register the Shares issuable upon conversion of the Convertible Debenture and the Shares issuable, at the Company’s option, in lieu of cash interest payments on the Convertible Debenture.
          In connection with the transaction referenced above, the Company also amended a Rights Agreement (the “Rights Amendment”) to exclude the acquisition of securities by the purchasers pursuant to the SPA and the Convertible Debenture from triggering a distribution of rights dividends to holders of Shares under the Rights Agreement. Additionally, Mr. Miller entered into a separate backstop letter agreement with the Company whereby Mr. Miller agreed, subject to the terms therein, to purchase additional Convertible Debentures in the principal amount of up to $166,667.00 no later than 45 days from the date of the first closing described herein.
          Further reference is hereby made to that certain Form 8-K/A filed by the Company on January 9, 2008, whereby the Company more specifically described the terms of the SPA, the Convertible Debenture, the Registration Rights Agreement and the Rights Amendment. The aforementioned documents were filed as exhibits on that certain Form 8-K filed by the Company on January 4, 2007. The aforementioned description of the above-referenced transaction documents does not purport to be complete and is qualified in its entirety to reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.
          Except as described above in this Item 4 and in connection with his activities as a board member, Mr. Miller does not have any specific plans or proposals that relate to or would result in any of the activities or events specified in clauses (a) through (j) of Item 4 of this Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
          Item 5 of the Statement is hereby amended and restated in its entirety as follows:

          (a) Mr. Miller beneficially owns 1,970,275 Shares which is 7.7% of the outstanding shares of the Company (based upon 25,603,759 outstanding Shares as set forth in the Company’s 10Q filed on October 30, 2007 plus 5,000 Shares deemed beneficially owned by Mr. Miller in connection with that certain option issued to Mr. Miller as a director of the Company).
          As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; 1,603,097 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 15,000 of such beneficially owned Shares are owned of record by Mr. Miller directly (including the Shares beneficially owned subject to an option issued to Mr. Miller as a director to acquire 5,000 shares of the Company’s securities).
          (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam II L.P. and Mr. Miller directly.
          (c) The following table details the transactions effected within the last sixty days:
          On January 2, 2008, Mr. Miller acquired the Convertible Debenture as more specifically described in Item 4 hereof.
          (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
          (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          On January 3, 2008, Mr. Miller entered into the SPA described in Item 4 hereof with the Company and certain other investors set forth therein. In connection with the SPA, the Company issued to Mr. Miller the Convertible Debenture (as defined in Item 4 hereof). In connection with the SPA and the Convertible Debenture, the Company entered into a Registration Rights Agreement with the investors party to the SPA. As set forth in Item 4, the Convertible Debenture matures on the earlier of November 1, 2012 or the sale of the Company. Starting on November 1, 2009 (or earlier sale of the Company), the Convertible Debenture may be converted at the option of Mr. Miller into Shares, at a fixed conversion price equal to $0.70 per share. The Convertible Debenture bears interest at the rate of 10% per annum, payable semi-annually either in cash or common stock of the Company at the option of the Company. The Registration Rights Agreement provides that the Company will, subject to the terms thereof, register the Shares issuable upon conversion of the Convertible Debenture and the Shares issuable, at the Company’s option, in lieu of cash interest payments on the Convertible Debenture.
          In connection with the transaction referenced above, the Company also entered into the Rights Amendment to exclude the acquisition of securities by the purchasers pursuant to the SPA and the Convertible Debenture from triggering a distribution of rights dividends to holders of the Company’s Shares under the Rights Agreement. Additionally, Mr. Miller entered into a separate backstop letter agreement with the Company whereby Mr. Miller agreed, subject to the terms therein, to purchase additional Convertible Debentures in the principal amount of up to $166,667.00 no later than 45 days from the date of the first closing described herein.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
99.1	Securities Purchase Agreement dated as of January 3, 2008 by and among the Pharmos Corporation and the Purchasers named therein (Filed as Exhibit Number 4.1 to Form 8-K by Pharmos Corporation with the SEC on January 4, 2009 and incorporated herein by reference).

99.2	Letter Agreement dated January 3, 2008 regarding Additional Debenture Investment among Pharmos Corporation, Lloyd I. Miller, III and other investors thereto (Filed as Exhibit Number 4.2 to Form 8-K by Pharmos Corporation with the SEC on January 4, 2009 and incorporated herein by reference).

99.3	Form of 10% Convertible Debenture dated January 3, 2008 of Pharmos Corporation (Filed as Exhibit Number 4.3 to Form 8-K by Pharmos Corporation with the SEC on January 4, 2009 and incorporated herein by reference).

99.4	Registration Rights Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (Filed as Exhibit Number 4.4 to Form 8-K by Pharmos Corporation with the SEC on January 4, 2009 and incorporated herein by reference).

99.5	Amendment No. 2 dated as of January 3, 2008 to the Rights Agreement, dated as of September 5, 2002, as amended on October 23, 2006 between Pharmos Corporation and American Stock Transfer & Trust Co., as Rights Agent (Filed as Exhibit Number 4.6 to Form 8-K by Pharmos Corporation with the SEC on January 4, 2009 and incorporated herein by reference).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 14, 2008

/s/ Lloyd I. Miller, III

Lloyd I. Miller, III